UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 10, 2020

Marchex, Inc.

(Exact name of Registrant as Specified in its Charter)

Delaware	000-50658	35-2194038
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

520 Pike Street Suite 2000, Seattle, Washington	98101
(Address of principal executive offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (206) 331-3300

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class B Common Stock, par value $0.01 per share	MCHX	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02Results of Operations and Financial Condition.

On August 10, 2020, Marchex, Inc. (“Marchex”) is issuing a press release and holding a conference call regarding its financial results for the quarter ended June 30, 2020 (the “Press Release”). The full text of the Press Release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Item 2.02 (including Exhibit 99.1) is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. Such information shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Marchex is referencing non-GAAP financial information in both the Press Release and on the conference call. A reconciliation of these non-GAAP financial measures to the comparable GAAP financial measures is contained in the attached Press Release. Disclosures regarding definitions of these financial measures used by Marchex and why Marchex’s management believes these financial measures provide useful information to investors is also included in the Press Release.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release of Marchex, dated August 10, 2020
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Marchex has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

MARCHEX, INC.

Date: August 10, 2020	By:	/s/ MICHAEL A. ARENDS
	Name:	Michael A. Arends
	Title:	Co-CEO and Chief Financial Officer (Principal Executive Officer for SEC reporting purposes, Principal Financial Officer and Principal Accounting Officer)

Exhibit 99.1

Marchex Announces Second Quarter 2020 Results

Announces Intent to Divest Media Assets to Focus on the Conversational Analytics and Sales Engagement Solutions Opportunity

SEATTLE – August 10, 2020-- Marchex, Inc. (NASDAQ:MCHX), a leading conversational analytics company that connects the voice of the customer to your business, today announced its financial results for the second quarter ended June 30, 2020.

Q2 2020 Financial Highlights

•	Revenue was $25.8 million for the second quarter of 2020, compared to $26.3 million for the second quarter of 2019.
•

Core analytics and solutions revenue was $12.5 million for the second quarter of 2020, which included the benefit of $800,000 of second quarter recognized revenues that were reserved at the end of the first quarter.  Excluding this amount, core analytics and solutions revenue for the second quarter of 2020 was $11.7 million, compared to $13.4 million for the second quarter of 2019.

•	Net loss was $4.5 million for the second quarter of 2020 or $0.09 per diluted share. For the second quarter of 2019, net loss was $1.1 million or $0.02 per diluted share.
	Q2 2019	Q2 2020
Revenue	$26.3 million	$25.8 million
Net cash provided by (used in) operating activities	($0.7) million	$1.6 million
Cash balance	$51.0 million	$46.8 million
Cash balance (net of current debt obligations)	$51.0 million	$41.5 million
Non-GAAP Results[1]:
Adjusted EBITDA	$1.1 million	($2.6) million
•	Adjusted non-GAAP income (loss) per share[1] for the second quarter of 2020 was ($0.05), compared to $0.01 for the second quarter of 2019.

[1]

Reconciliations of non-GAAP measures are included in the financial tables attached to this press release and we encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measures.

COVID-19 Pandemic Impact

The continuing spread of COVID-19 globally has resulted in the disruption to and, in some cases, shutdown of businesses. These events have had an impact on the company’s conversation analytics and solutions volumes, which started declining meaningfully in March and remain down significantly on a year-to-date basis. The company saw an uptick in sales conversation volumes in May and June as the economy reopened, however, volumes for many customers have started to slow again recently, particularly in regions where the spread of COVID-19 continues to grow. Overall call volumes remain down meaningfully, which includes the impacts from many of the customers who have had to close or where the business was forced to cut their cost structure to remain viable. Several items of note related to Marchex’s second quarter financial results:

•

Due to the ongoing COVID-19 impact on its business and financial position, a large auto-related customer is continuing to adjust its operational framework and cost structure in efforts to remain viable.  This customer was reserved for in the first quarter, and, although the company was able to collect balances from this customer during the second quarter, it is likely that Marchex will take a similar action for a portion of the third quarter, due the changing dynamics of this customer’s business. We expect this will reduce our core analytics and solutions revenue stream by approximately $3 million on an annualized basis by the end of the third quarter. The COVID-19 pandemic has severely curtailed the amount of investment this customer plans to make in its operations in 2020 and 2021 and has required it to address its ongoing cost structure, and we anticipate this will result in a different go-to-market approach for future technology deployments. We believe there may be an opportunity with this customer in the future, however, these COVID-related impacts have had an unfortunate near-term impact.

•

During the second quarter, we provided a series of options to support our customers including discounts, payment timing and other relief, and, in certain cases, waived minimum package commitments. We also had certain customers experience bankruptcy or radically curtail their operations. We have a handful of customers significantly impacted by the pandemic for which we anticipate in the third or fourth quarters to provide incentives or credits that could total up to $1 million dollars. These incentives or credits discounts have not been reserved to date.

“With the global pandemic still in full force throughout the second quarter and continuing today, the environment for many of our customers remains fluid,” said Mike Arends, Co-CEO & Chief Financial Officer. “While many customers drove more business than anticipated into the end of the second quarter, we view this uptick with caution. July is typically a high seasonal point of the year for us with analytics volumes, however, in recent weeks, we have seen declines in certain categories more affected by the recent COVID-19 case surges. Given the wide range of possible outcomes for the year, we are preparing for several scenarios and will continue to act prudently to preserve our balance sheet and financial liquidity while not compromising the investments in AI we are making to accelerate Marchex’s overall opportunity.”

Strategic Priorities Update

The company announces the intent to divest certain assets, including its Local Leads platform and its Call Marketplace and associated revenues. Today, in a separate 8K filed with the Securities and Exchange Commission (the “SEC”), Marchex announced the intent to sell to a related group 90% of its interest in the Local Leads Platform, Call Marketplace and other assets not related to core conversational analytics and sales engagement solutions for consideration that includes:

•	$2.5 million in cash consideration pro-rata for the disposition percentage;
•	$3.5 million in guaranteed year 1 funding for an ongoing shared services agreement post transaction. Year 2 is guaranteed at $1.5 million funding subject to a year 2 minimum revenue threshold.
•	A return of 1.5 million stock options currently outstanding. These options had an accounting grant date value of $4.5 million.

Further conditional consideration as follows:

•	30% of any resale proceeds above a transaction value for Marchex’s disposed stake of greater than $10 million within 24 months;
•	0.25% of revenues from the disposed assets above $53 million annually for 3 years;
•	15% of revenues net of direct variable costs for the Local Leads platform in the event cumulative revenues exceed $6 million post transaction
•	2.5% of revenues net of direct variable costs for the Call Marketplace for a 24-month period once cumulative revenues exceed $140 million post transaction.

The transaction is subject to a “majority-of-the-minority” shareholder approval and certain other closing conditions and is expected to close in the fourth quarter of 2020.

On a standalone basis, the company believes that core analytics and solutions revenues represent an approximate $46 million annualized run rate exiting the second quarter. At these revenue levels, the company estimates that, inclusive of all corporate overhead and costs, the core analytics and solutions products have a current annualized run rate for an adjusted EBITDA loss of approximately $10 million dollars. The company believes at these current overhead and cost levels that Marchex would achieve break-even adjusted EBITDA at a revenue run rate nominally above $60 million, depending on discretionary investment levels.

Company announces plan to launch tender offer. Today, in a separate press release and 8K filed with the SEC, Marchex announced its plan to launch a joint and equal tender offer with Edenbrook Capital, LLC to purchase up to 10,000,000 shares of Class B common stock according to the details laid out in the filing.

“We are taking steps to increase our focus on the conversational analytics and sales engagement opportunity,” said Russell Horowitz, Executive Chairman and Co-CEO. “We believe this market represents a significant expansion of Marchex’s overall opportunity and we will benefit from the resulting focus. The trend toward AI-powered sales engagement solutions is a multi-year strategy that we believe will define our future. As we navigate to the other side of this extraordinary environment, we believe our investments in conversational analytics and AI-driven sales engagement solutions will lay a solid foundation for future growth.”

Business Outlook

Due to the continuing uncertainty facing many of our customers and rapidly shifting market conditions in the current business environment, we are not providing revenue or adjusted operating income or adjusted EBITDA guidance for the third quarter.

Conference Call and Webcast Information

Management will hold a conference call, starting at 5:00 p.m. ET on Monday August 10, 2020 to discuss its second quarter ended June 30, 2020 financial results and other company updates. Access to the live webcast of the conference call will be available online from the Investors section of Marchex’s website at www.marchex.com. An archived version of the webcast will also be available at the same location two hours after completion of the call.

About Marchex

Marchex understands the best customers are those who call your company - they convert faster, buy more, and churn less. Marchex provides solutions that help companies drive more calls, understand what happens on those calls, and convert more of those callers into customers. Our actionable intelligence strengthens the connection between companies and their customers, bridging the physical and digital world, to help brands maximize their marketing investments and operating efficiencies to acquire the best customers.

Please visit http://www.marchex.com, www.marchex.com/blog or @marchex on Twitter (Twitter.com/Marchex), where Marchex discloses material information from time to time about the company, its financial information, and its business.

Forward-Looking Statements:

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our strategy, future operations, future financial position, future revenues, other financial guidance, acquisitions, dispositions, projected costs, prospects, plans and objectives of management are forward-looking statements. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make due to a number of important factors including but not limited to product demand, order cancellations and delays, competition, changes in business strategy or development plans, and general economic and business conditions, as well as the continuing impact of the COVID-19 pandemic on the general economy, our customers and on our business, operations, employees and financial condition. These factors are described in greater detail in the "Risk Factors" section of our most recent periodic report or registration statement filed with the SEC. All of the information provided in this release is as of August 10, 2020 and Marchex undertakes no duty to update the information provided herein.

In the event the press release contains links to third party websites or materials, the links are provided solely as a convenience to you. Marchex is not responsible for the content of linked third-party sites or materials and does not make any representations regarding the content or accuracy thereof.

Non-GAAP Financial Information:

To supplement Marchex's consolidated financial statements presented in accordance with GAAP and to provide clarity internally and externally, Marchex uses certain non-GAAP measures of financial performance and liquidity, including Adjusted OIBA, Adjusted EBITDA, and Adjusted non-GAAP income (loss) per share.

Adjusted OIBA represents income (loss) from operations excluding stock-based compensation expense, amortization of intangible assets from acquisitions, impairment of intangible assets and goodwill, acquisition related costs (benefit), and foreign government paycheck assistance subsidies. This measure, among other things, is one of the primary metrics by which Marchex evaluates the performance of its business. Adjusted OIBA is the basis on which Marchex's internal budgets are based and by which Marchex's management is currently evaluated. Marchex believes these measures are useful to investors because they represent Marchex's consolidated operating results, taking into account depreciation and other intangible amortization, which Marchex believes is an ongoing cost of doing business, but excluding the effects of certain other expenses such as stock-based compensation, amortization of intangible assets from acquisitions, impairment of intangible assets and goodwill, and acquisition related costs (benefit). Adjusted EBITDA represents income (loss) before interest, income taxes, depreciation, amortization, stock compensation expense, impairment of intangible assets, goodwill and acquisition related costs (benefit), and foreign government paycheck assistance subsidies. Marchex believes that Adjusted EBITDA is another alternative measure of liquidity to GAAP net cash provided by (used in) operating activities that provides meaningful supplemental information regarding liquidity and is used by Marchex's management to measure its ability to fund operations and its financing obligations. Financial analysts and investors may use Adjusted OIBA and Adjusted EBITDA to help with comparative financial evaluation to make informed investment decisions. Adjusted non-GAAP income (loss) per share represents Adjusted non-GAAP income (loss) divided by GAAP diluted shares outstanding. Adjusted non-GAAP income (loss) generally captures those items on the statement of operations that have been, or ultimately will be, settled in cash exclusive of certain items that are not indicative of Marchex’s recurring core operating results and represents net income (loss) applicable to common stockholders plus the net of tax effects of: (1) stock-based compensation expense, (2) acquisition related costs (benefit), (3) interest and other income (expense), and (4) amortization of intangible assets from acquisitions and (5) impairment of intangibles assets and goodwill and foreign government paycheck assistance subsidies. Financial analysts and investors may use Adjusted non-GAAP income (loss) per share to analyze Marchex's financial performance since these groups have historically used EPS related measures, along with other measures, to estimate the value of a company, to make informed investment decisions, and to evaluate a company's operating performance compared to that of other companies in its industry.

Marchex's management believes that investors should have access to, and Marchex is obligated to provide, the same set of tools that management uses in analyzing the company's results. These non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, and should not be considered in isolation, as a substitute for, or superior to, GAAP results. Marchex’s non-GAAP financial measures may be defined differently from time to time and may be defined differently than similar titled terms used by other companies, and accordingly, care should be exercised in understanding how Marchex defines its non-GAAP financial measures in this release. Marchex endeavors to compensate for the limitations of the non-GAAP measures presented by providing the comparable GAAP measure with equal or greater prominence, GAAP financial statements, and detailed descriptions of the reconciling items and adjustments, including quantifying such items, to derive the non-GAAP measure.

Additional Information and Where to Find It

In connection with the proposed transaction described in this press release, the Company intends to file with the SEC a proxy statement and other relevant documents. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, and is not a substitute for the proxy statement or any other document that the Company may file with the SEC or send to its stockholders in connection with the proposed transaction. Before making any voting decision, the Company’s stockholders are urged to read the proxy statement (including any amendments or supplements thereto) carefully and in its entirety, as well as any other relevant documents filed with the SEC in connection with the proposed transaction or incorporated by reference therein, when they become available because they will contain important information about the proposed transaction and the parties to the proposed transaction. Investors and stockholders will be able to obtain a copy of the proxy statement and other documents filed by the Company with the SEC (when available) free of charge at the SEC’s website, www.sec.gov, and the Company’s website, www.marchex.com.

Certain Information Regarding Participants

The Company and its directors and executive officers and employees may be deemed to be participants in the solicitation of proxies from the holders of the Company’s Class B common stock in respect of the proposed transaction. Information about the directors and executive officers of the Company is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 13, 2020, as amended by Amendment No. 1 thereto on Form 10-K/A, filed with the SEC on April 28, 2020 and the proxy statement for its 2019 annual meeting of stockholders, filed with the SEC on August 15, 2019. Additional information regarding potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant documents to be filed by the Company with the SEC in respect of the proposed transaction when they become available.

Certain Information Regarding the Tender Offer

The tender offer described in this press release has not yet commenced. The information in this press release describing Marchex’s tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Shares in the tender offer. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related materials, will be filed with the SEC by Marchex. The tender offer will only be made pursuant to the offer to purchase, the letter of transmittal and related materials filed as a part of the Schedule TO. Stockholders should read these materials carefully because they contain important information, including the various terms and conditions of the tender offer. Once the tender offer is commenced, stockholders will be able to obtain a free copy of the Schedule TO, the offer to purchase and other documents that Marchex will be filing with the SEC from the SEC’s website at www.sec.gov.

For further information, contact:

Trevor Caldwell
Marchex Investor Relations

Telephone: 206.331.3600
Email: ir(at)marchex.com

Or

MEDIA INQUIRIES

Marchex Corporate Communications

Telephone: 206.331.3434

Email: pr(at)marchex.com

MARCHEX, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2020	2019	2020
Revenue	$26,341	$25,847	$52,747	$50,632
Expenses:
Service costs (1)	13,923	15,204	28,181	29,702
Sales and marketing (1)	4,088	5,438	8,201	10,429
Product development (1)	5,005	5,886	9,573	11,929
General and administrative (1)	3,489	3,038	6,809	6,775
Amortization of intangible assets from acquisitions	1,568	1,206	3,136	2,969
Acquisition and disposition-related costs (benefit)	(460)	(361)	(278)	(996)
Total operating expenses	27,613	30,411	55,622	60,808
Impairment of goodwill	—	—	—	(14,213)
Impairment of intangible assets from acquisitions	—	—	—	(5,903)
Loss from operations	(1,272)	(4,564)	(2,875)	(30,292)
Interest income and other, net	218	32	403	142
Loss before provision for income taxes	(1,054)	(4,532)	(2,472)	(30,150)
Income tax expense (benefit)	60	(24)	(59)	(767)
Net loss applicable to common stockholders	$(1,114)	$(4,508)	$(2,413)	$(29,383)

Basic and diluted net loss per Class A and Class B share applicable to common stockholders	$(0.02)	$(0.09)	$(0.05)	$(0.62)
Shares used to calculate basic net loss per share applicable to common stockholders
Class A	4,800	4,661	4,927	4,661
Class B	40,554	42,385	40,193	42,382
Shares used to calculate diluted net loss per share applicable to common stockholders:
Class A	4,800	4,661	4,927	4,661
Class B	45,354	47,046	45,120	47,043

(1) Includes stock-based compensation allocated as follows:
Service costs	$36	$10	$95	$32
Sales and marketing	172	291	349	607
Product development	67	97	143	191
General and administrative	507	509	740	1,134
Total	$782	$907	$1,327	$1,964

MARCHEX, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands)

(unaudited)

	December 31,	June 30,
	2019	2020
Assets
Current assets:
Cash and cash equivalents	$42,526	$46,777
Accounts receivable, net	17,809	16,148
Prepaid expenses and other current assets	2,084	2,444
Total current assets	62,419	65,369
Property and equipment, net	3,028	3,206
Right-of-use lease asset	5,801	6,221
Other assets, net	335	1,076
Goodwill	33,433	19,132
Intangible assets from acquisitions, net	19,485	10,614
Total assets	$124,501	$105,618
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$7,082	$8,321
Accrued expenses and other current liabilities	6,679	9,699
Current portion of acquisition-related liabilities	1,111	277
Deferred revenue and deposits	1,173	1,911
Lease liability current	1,500	1,675
Loan obligations, current	—	5,292
Total current liabilities	17,545	27,175
Deferred tax liabilities	981	162
Lease liability non-current	5,664	5,834
Non-current portion of acquisition-related liabilities	473	—
Total liabilities	24,663	33,171
Stockholders’ equity:
Class A common stock	49	49
Class B common stock	396	399
Additional paid-in capital	359,633	361,622
Accumulated deficit	(260,240)	(289,623)
Total stockholders’ equity	99,838	72,447
Total liabilities and stockholders’ equity	$124,501	$105,618

MARCHEX, INC. AND SUBSIDIARIES

(in thousands)

(unaudited)

Reconciliation of GAAP Loss from Operations to Adjusted Operating Income (Loss) Before Amortization (OIBA)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2020	2019	2020
Loss from operations	$(1,272)	$(4,564)	$(2,875)	$(30,292)
Stock-based compensation	782	907	1,327	1,964
Amortization of intangible assets from acquisitions	1,568	1,206	3,136	2,969
Acquisition and disposition-related costs (benefit)	(460)	(361)	(278)	(996)
Impairment of goodwill	—	—	—	14,213
Impairment of intangible assets from acquisitions	—	—	—	5,903
Foreign government paycheck assistance subsidies[1]	—	(252)	—	(252)
Adjusted OIBA	$618	$(3,064)	$1,310	$(6,491)

[1]	Includes pandemic related wage relief subsidies, recognized as a reduction of wages during the period received.

Reconciliation from Net Cash provided by (used in) Operating Activities to Adjusted EBITDA

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2020	2019	2020
Net cash provided by (used in) operating activities	$(664)	$1,593	$4,960	$(121)
Changes in assets and liabilities	2,377	(3,502)	(1,967)	(3,212)
Income tax expense	60	(24)	(59)	(767)
Acquisition and disposition-related costs (benefit)	(460)	(361)	(278)	(996)
Interest income and other, net	(218)	(32)	(403)	(142)
Foreign government paycheck assistance subsidies[1]	—	(252)	-	(252)
Adjusted EBITDA	$1,095	$(2,578)	$2,253	$(5,490)

Net cash used in investing activities	$(727)	$(432)	$(870)	$(941)

Net cash provided by (used in) financing activities	$1,501	$5,304	$(1,696)	$5,313

Revenue Reconciliation

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2020	2019	2020
Core analytics and solutions revenue[2]	$13,399	$12,478	$26,183	$24,244
Marketplace, Local Leads, and other analytics[3]	12,942	13,369	26,564	26,388
Total Revenue	$26,341	$25,847	$52,747	$50,632

[2]

Core analytics and solutions revenue includes revenue from analytics and sales engagement solutions customers, including those that are purchasing or buying products derived from the company’s speech technology platform.

[3]

Includes revenue from marketplace, local leads and from tests, consulting services or other analytics revenues that may continue for a limited time but are not anticipated to continue in future periods.

MARCHEX, INC. AND SUBSIDIARIES

Reconciliation of GAAP Net Loss per Share to Adjusted Non-GAAP Income (Loss) per Share

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2020	2019	2020
Adjusted Non-GAAP loss per share	$0.01	$(0.05)	$0.02	$(0.11)

Net loss per share applicable to common stockholders - diluted (GAAP loss per share)	$(0.02)	$(0.09)	$(0.05)	$(0.62)
Shares used to calculate diluted net loss per share applicable to common stockholders	45,354	47,046	45,120	47,043

Net loss applicable to common stockholders	$(1,114)	$(4,508)	$(2,413)	$(29,383)
Stock-based compensation	782	907	1,327	1,964
Acquisition and disposition-related costs (benefit)	(460)	(361)	(278)	(996)
Amortization of intangible assets from acquisitions	1,568	1,206	3,136	2,969
Impairment of goodwill	—	—	—	14,213
Impairment of intangible assets from acquisitions	—	—	—	5,903
Interest income and other, net	(218)	(32)	(403)	(142)
Estimated impact of income taxes	(94)	560	(404)	449
Adjusted Non-GAAP income (loss)	$464	$(2,228)	$965	$(5,023)
Adjusted Non-GAAP income (loss) per share	$0.01	$(0.05)	$0.02	$(0.11)

Shares used to calculate diluted net loss per share applicable to common stockholders (GAAP)	45,354	47,046	45,120	47,043
Weighted average stock options and common shares subject to purchase or cancellation (if applicable)	1,078	—	917	—
Diluted shares used to calculate Adjusted Non-GAAP income (loss) per share [1]	46,432	47,046	46,037	47,043

[1]

For the purpose of computing the number of diluted shares for Adjusted Non-GAAP income (loss) per share, Marchex uses the accounting guidance that would be applicable for computing the number of diluted shares for GAAP net income (loss) per share.

Reconciliation of GAAP Net Loss to Non-GAAP Net Loss excluding Impairment of Goodwill and Intangible Assets

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2020	2019	2020
Net loss applicable to common stockholders (GAAP)	$(1,114)	$(4,508)	$(2,413)	$(29,383)
Impairment of goodwill	-	-	-	(14,213)
Impairment of intangible assets from acquisitions	-	-	-	(5,903)
Net loss excluding impairment of goodwill and intangible assets (Non-GAAP)	$(1,114)	$(4,508)	$(2,413)	$(49,499)

Net loss applicable to common stockholders - diluted (GAAP loss per share)	$(0.02)	$(0.09)	$(0.05)	$(0.62)
Impairment of goodwill per diluted share	-	-	-	0.30
Impairment of intangible assets from acquisitions per diluted share	-	-	-	0.13
Net loss excluding impairment of goodwill and intangible assets per diluted share (Non-GAAP)	$(0.02)	$(0.09)	$(0.05)	$(0.19)

Shares used to calculate diluted net loss per share applicable to common stockholders (GAAP) and diluted net loss excluding impairment of goodwill and intangible assets (Non-GAAP)	45,354	47,046	45,120	47,043